Filed by The Arena Group Holdings, Inc.

Commission File No.: 001-12471

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: The Arena Group Holdings, Inc.

Commission File No.: 001-12471

On November 14, 2023, The Arena Group Holdings, Inc. (“Arena”) issued a press release reporting its financial results for the third quarter ended September 30, 2023 (the “Press Release”) and hosted a conference call and webcast to discuss the third quarter 2023 financial results (the “Conference Call”), in which the following remarks were made about the pending business combination (the “Proposed Transaction”) with Bridge Media Networks, LLC (“Bridge Media”).

Excerpts from Press Release:

Additionally, subsequent to the end of the third quarter, on November 6, 2023, The Arena Group announced that it signed a definitive agreement to combine with Bridge Media Networks (the “Proposed Transaction”). The Proposed Transaction is expected to expand The Arena Group’s video capabilities in digital streaming, OTT, OTA, CTV, and Free Ad Support Television (“FAST”) channels and expand the Company’s content in the travel and automotive categories. In connection with the business combination, 5-Hour International Corporation Pte. Ltd. (“5-Hour”) will purchase $25 million of common stock of the combined company and The Hans Foundation, USA (“Hans Foundation”) will purchase $25 million of preferred stock of the combined company. The parent company of Bridge Media, Simplify Inventions, LLC (“Simplify”), has also agreed to purchase up to $20 million of additional common equity in the combined company for a period of one year following the closing date of the business combination to be used for operations and growth. The combined company will receive a five-year guaranteed advertising commitment of approximately $60 million aggregate value from a group of consumer brands also owned by Simplify, including 5-hour ENERGY™. The Arena Group intends to use a portion of the cash proceeds to reduce its debt by $26 million from current levels. The Proposed Transaction is expected to close in the fourth quarter of 2023 or first quarter of 2024 subject to the approval of the Company’s stockholders, the receipt of any required regulatory approvals, and certain other closing conditions.

“Additionally, our agreement with Bridge Media Networks continues to advance, and we have completed due diligence and last week signed a binding and definitive agreement,” continued Mr. Levinsohn. “This proposed combination is expected to significantly accelerate our video opportunities across all digital and terrestrial platforms, a key component of our strategy. We expect the combination will expand our content base into two new verticals, travel and automotive, bolstering our business model. We have targeted these two topics for verticals for some time, and this acquisition will provide the brand assets to accelerate the launch.”

“Finally, this transformative transaction is expected to significantly bolster our balance sheet, reduce our debt, and provide meaningful growth capital,” concluded Mr. Levinsohn. “Combined with access to additional capital as part of this agreement, and the inclusion of a significant advertising commitment, we expect this transaction will push our business forward.”

Excerpts from Conference Call:

This has been an incredibly busy time here at The Arena Group. During our last earnings call in August, I announced our intention to combine with Bridge Media Networks, a dynamic and innovative media group that offers a range of platforms for delivering the latest news, sports, automotive, and travel content. After several months of due diligence, today I’m pleased to share that last week we signed a definitive agreement in which The Arena Group will combine operations with Bridge Media Networks.

In addition to our existing operations, The Arena Group will include the video programming, distribution, and production assets of Bridge Media Networks, including two 24-hour networks, NEWSnet and Sports News Highlights, as well as the automotive and travel properties Driven and TravelHost.

This transaction will expand the reach and capabilities of The Arena Group and provide it with growth capital while also enabling us to reduce overall debt and extend the terms on our existing debt facilities, further strengthening and fortifying The Arena Group’s balance sheet.

The proposed transaction is expected to close in the fourth quarter of 2023 or first quarter of 2024 subject to the approval of The Arena Group’s stockholders, the receipt of any required regulatory approvals and certain other closing conditions

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the Proposed Transactions, including any plans or estimates; the ability of the parties to complete the Proposed Transactions considering the various closing conditions; expectations regarding the related agreements to the Proposed Transactions, including the timing, structure, terms, benefits, plans and each of the parties’ ability to satisfying the closing conditions therein; the expected composition of the board of directors of the combined company; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “intend,” “expect,” “seek,” “estimate,” “plan,” “would,” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Arena may not be obtained; (2) the risk that the Proposed Transaction may not be completed in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating Bridge Media and Arena; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) any inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) potential litigation in connection with the Proposed Transaction or other settlements or investigations that may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Bridge Media, Arena and the combined company to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event; (14) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (17) the risk that disruptions from the Proposed Transaction will harm Bridge Media and Arena, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Bridge Media’s or Arena’s ability to pursue certain business opportunities or strategic transactions; (19) Bridge Media’s, Arena’s and the combined company’s ability to meet expectations regarding the accounting and tax treatments of the Proposed Transaction; (20) delays in Bridge Media attracting advertisers or executing its business growth strategy; (21) continued fragmentation of audiences and a reduction in the number of television subscribers; (22) decreases in advertising spending or advertising demand or the demand for Bridge Media programming; (23) increased competition for programing, audiences and advertisers; (24) loss of Bridge Media’s key affiliate customer, Agency 5; (25) changes in government regulations, licensing requirements, or Federal Communications Commission’s rules and regulations and the applicability of such rules and regulations to Bridge Media; (26) failure to identify strategic acquisitions candidates or achieve the desired results of strategic acquisitions; (27) loss of material intellectual property rights for Arena or Bridge Media’s programming, technology, digital and other content; (28) labor disputes, increasing demand for creative talent and union activity; (29) loss of key employees or the inability to attract and retain skilled employees; and (30) inability to or limitations on raising additional capital in the future. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arena’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 31, 2023, the registration statement on Form S-4 discussed below and other documents filed by Arena and New Arena Holdco, Inc. (“Newco”) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Arena, Simplify Inventions, LLC (“Simplify”), Bridge Media and Newco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Arena, Simplify, Bridge Media or Newco gives any assurance that Arena, Bridge Media or the combined company will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Newco and Arena will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Arena and Newco (the “Combined Proxy Statement/Prospectus”). Arena, Simplify and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Arena will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or Arena may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ARENA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR ARENA WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or Arena without charge through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Arena, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Arena is contained in Arena’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.